Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8000
IR@gigamedia.com.tw

GigaMedia Announces Third-Quarter 2024

Financial Results

TAIPEI, Taiwan, October 30, 2024 – GigaMedia Limited (NASDAQ: GIGM) today announced its third-quarter 2024 unaudited financial results.

Comments from Management

In the third quarter of 2024, GigaMedia reported revenues of $0.77 million, with a gross profit of $0.37 million, an operating loss of $1.01 million and a net loss of $0.32 million.

If compared to last quarter, the total revenues increased by 6.7% and gross profit by 3.3% , while gross profit margin at 48.4% was slightly lower than 49.9% last quarter.

In the following quarter, we will be enhancing the social networking function in our games to promote our players' community and to strengthen stickiness of our games.

Third Quarter Overview

•
Revenues increased by 6.7% quarter-on-quarter to approximately $0.77 million from $0.72 million last quarter.
•
Consolidated loss from operations for the third quarter of 2024 amounted to $1.01 million, slightly reduced from a loss of $1.05 million last quarter.
•
The net asset value was around $3.78 per share.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia's digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Third Quarter

GIGAMEDIA 3Q24 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	3Q24	2Q24	Change (%)	3Q24	3Q23	Change (%)
Revenues	769	721	6.7%	769	1,071	(28.2)%
Gross Profit	372	360	3.3%	372	583	(36.2)%
Loss from Operations	(1,008)	(1,048)	NM	(1,008)	(893)	NM
Net Loss Attributable to GigaMedia	(320)	(612)	NM	(320)	(507)	NM
Loss Per Share Attributable to GigaMedia, Diluted	(0.03)	(0.06)	NM	(0.03)	(0.05)	NM
EBITDA (A)	(810)	(1,116)	NM	(810)	(946)	NM
Cash, Cash Equivalents and Restricted Cash	35,328	36,343	(2.8)%	35,328	38,823	(9.0)%

NM= Not Meaningful

(A)
EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles ("GAAP"). (See, "Use of Non-GAAP Measures," for more details.)
•
Consolidated revenues for the third quarter of 2024 were $0.77 million, representing an increase of 6.7% compared to $0.72 million in the prior quarter, but decreased by 28.2% year-over-year from $1.01 million the same quarter last year.
•
Consolidated gross profit increased by 3.3% quarter-on-quarter to $0.37 million from $0.36 million last quarter, but decreased by 36.2% year-over-year from $0.58 million in the third quarter last year.
•
Consolidated loss from operation of the third quarter of 2024 was $1.01 million, representing a slight decrease in loss from $1.05 million from last quarter.
•
Consolidated net loss of the third quarter of 2024 was $0.32 million compared to $0.61 million in last quarter.
•
Cash, cash equivalents and restricted cash at the end of the third quarter of 2024 was $35.3 million.

Financial Position

GigaMedia maintained its solid financial position, with cash, cash equivalents and restricted cash amounting to $35.3 million as of September 30, 2024, or $3.20 per share.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of October 30, 2024. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the Company's 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

“For the following quarter, GigaMedia will continue the strategies of internally-driven growth by improving productivity of the existing games, executing effective marketing, and pursuing a steady expansion of customer base,” stated GigaMedia CEO James Huang.

In the meantime, we will continue reviewing suitable prospects for strategic investment and acquisition targets to increase corporate growth and maximize shareholder value.

Use of Non-GAAP Measures

To supplement GigaMedia's consolidated financial statements presented in accordance with US GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company's net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as "non-GAAP," and are presented in U.S. dollars.

Q&A

For Q&A regarding the third quarter 2024 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia's strategic and operational plans. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia's Annual Report on Form 20-F filed in April 2024 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Six months ended
	9/30/2024	6/30/2024	9/30/2023	9/30/2024	9/30/2023
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Operating revenues
Digital entertainment service revenues	769	721	1,071	2,214	3,421
	769	721	1,071	2,214	3,421
Operating costs
Cost of digital entertainment service revenues	397	361	488	1,137	1,480
	397	361	488	1,137	1,480
Gross profit	372	360	583	1,077	1,941
Operating expenses
Product development and engineering expenses	170	175	183	530	550
Selling and marketing expenses	375	348	441	1,101	1,279
General and administrative expenses	835	885	846	2,615	2,616
Other	—	—	6	1	7
	1,380	1,408	1,476	4,247	4,452
Loss from operations	(1,008)	(1,048)	(893)	(3,170)	(2,511)
Non-operating income (expense)
Interest income	504	518	453	1,492	1,293
Foreign exchange loss - net	182	(87)	(236)	(180)	(372)
Gain on disposal of investments	—	—	77	—	77
Changes in the fair value of an instrument recognized at fair value	(6)	3	86	7	119
Other-net	8	2	6	18	13
	688	436	386	1,337	1,130
Loss from continuing operations before income taxes	(320)	(612)	(507)	(1,833)	(1,381)
Income tax expense	—	—	—	—	—
Net loss attributable to shareholders of GigaMedia	(320)	(612)	(507)	(1,833)	(1,381)
Loss per share attributable to GigaMedia:
Basic	(0.03)	(0.06)	(0.05)	(0.17)	(0.12)
Diluted	(0.03)	(0.06)	(0.05)	(0.17)	(0.12)
Weighted average shares outstanding:
Basic	11,052	11,052	11,052	11,052	11,052
Diluted	11,052	11,052	11,052	11,052	11,052

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	9/30/2024	6/30/2024	9/30/2023
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	35,015	36,030	38,510
Accounts receivable - net	157	198	253
Prepaid expenses	123	226	123
Restricted cash	313	313	313
Other receivables	392	496	364
Other current assets	144	142	145
Total current assets	36,144	37,405	39,708

Investment in securities - noncurrent	6,840	5,819	9,433
Property, plant & equipment - net	102	109	116
Intangible assets - net	5	8	10
Prepaid licensing and royalty fees	179	215	65
Other assets	1,244	1,264	1,348
Total assets	44,514	44,820	50,680

Liabilities and equity
Accounts payable	27	23	30
Accrued compensation	350	250	321
Accrued expenses	912	778	1,005
Unearned revenue	608	565	812
Other current liabilities	691	686	720
Total current liabilities	2,588	2,302	2,888
Other liabilities	154	254	562
Total liabilities	2,742	2,556	3,450
Total equity	41,772	42,264	47,230
Total liabilities and equity	44,514	44,820	50,680

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended			Six months ended
	9/30/2024	6/30/2024	9/30/2023	9/30/2024	9/30/2023
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Reconciliation of Net Loss to EBITDA
Net loss attributable to GigaMedia	(320)	(612)	(507)	(1,833)	(1,381)
Depreciation	12	12	11	36	32
Amortization	2	2	3	7	9
Interest income	(504)	(518)	(453)	(1,492)	(1,293)
Interest expense	—	—	—	—	—
Income tax expense	—	—	—	—	—
EBITDA	(810)	(1,116)	(946)	(3,282)	(2,633)